Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

GRANT OF RSUs AND OPTIONS PURSUANT TO THE 2026 SHARE

SCHEME

Pursuant to Rule 17.06A, Rule 17.06B and Rule 17.06C of the Listing Rules, the Board announces that on April 14, 2026, the Company has resolved to grant (i) a total of 6,988,299 RSUs under the 2026 Share Scheme to 514 employees of the Group, three INEDs and the Service Provider (the “Grant(s) of RSUs”) and (ii) 15,000 Options under the 2026 Share Scheme to an employee of the Group (the “Grant of Options”, together with the Grants of RSUs, the “Grants”). The Grants are subject to the terms and conditions of the 2026 Share Scheme and the award agreements entered into between the Company and each of the Grantees.

Grants of RSUs

Details of the Grants of RSUs are set out below:

Date of the Grants of RSUs	April 14, 2026 (after trading hours during Hong Kong Time)

Number of RSUs granted and Grantees

6,693,193 to 514 employees of the Group, who are eligible participants pursuant to the 2026 Share Scheme (representing 1.54% of the total number of issued shares of the Company as at the date of this announcement (excluding treasury shares))

6,692 to each of the INEDs, i.e. Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed (an aggregate of 20,076, representing 0.01% of the total number of issued shares of the Company as at the date of this announcement (excluding treasury shares))

275,030 to the Service Provider (representing 0.06% of the total number of issued shares of the Company as at the date of this announcement (excluding treasury shares))

Purchase price of RSUs granted	Nil

Closing price of the Class A Ordinary Shares and ADSs on the date of the Grants of RSUs

HK$78.60 per Class A Ordinary Share, for Class A Ordinary Shares traded on the Stock Exchange on April 14, 2026 (Hong Kong Time).

US$10.36 per ADS, for ADSs traded on the Nasdaq on April 14, 2026 (U.S. Eastern Time).

* For identification purpose only

Vesting period	Vesting period of the RSUs granted to employees

Details of the vesting period of RSUs granted to employees (excluding members of the senior management) are as follows:

Number of RSUs	Vesting period

30,126	25% of the RSUs granted shall vest on the first anniversary of September 30, 2025 and the remaining 75% of the RSUs granted shall vest equally at the end of each quarter after the first anniversary of September 30, 2025.

98,429	25% of the RSUs granted shall vest on the first anniversary of December 31, 2025 and the remaining 75% of the RSUs granted shall vest equally at the end of each quarter after the first anniversary of December 31, 2025.

11,500	50% of the RSUs granted shall vest on the first anniversary of December 31, 2025 and the remaining 50% of the RSUs granted shall vest equally at the end of each quarter after the first anniversary of December 31, 2025.

5,853,138	25% of the RSUs granted shall vest on the first anniversary of March 31, 2026 and the remaining 75% of the RSUs granted shall vest equally at the end of each quarter after the first anniversary of March 31, 2026.

The vesting period of the 700,000 RSUs granted to members of the senior management are as follows:

25% of the RSUs granted shall vest on the first anniversary of March 25, 2026 and the remaining 75% of the RSUs granted shall vest equally at the end of each quarter after the first anniversary of March 25, 2026.

Vesting period of the RSUs granted to the INEDs

All RSUs granted shall vest on the date falling the first anniversary of November 27, 2025.

Vesting period of the RSUs granted to the Service Provider

All RSUs granted may vest in the period of two years commencing from March 1, 2026 subject to the achievement of the performance target(s) as set out below. In the event if the performance target(s) are achieved within 12 months from March 1, 2026, vesting of the RSUs shall occur at the end of the first quarter immediately following the first anniversary of March 1, 2026.

As set out above, the RSUs will be vested in several batches (save and except for the Grants of RSUs to INEDs), with a total vesting period equal to or more than 12 months. Due to administrative reason in respect of the Grants of RSUs, the period between the grant date and the first anniversary of the vesting commencement date is less than 12 months to reflect the time from which the RSUs would have been granted as permitted by the 2026 Share Scheme. It is a specific circumstance where a shorter vesting period of RSUs may be permitted as set out in the terms of the 2026 Share Scheme. Notwithstanding such shorter vesting commencement period, the Compensation Committee is of the view that the Grants of RSUs are appropriate for encouraging them to continuously contribute to the Group’s long term development.

Performance targets	There are no performance targets attached to the Grant of RSUs (save and except for the Grant of RSUs to the Service Provider). When considering the terms of the Grant of RSUs, the past performance and contributions of the grantees (including but not limited to the INEDs and members of our senior management) have been considered.

Save and except for the Grant of RSUs to the Service Provider, there is no other vesting condition attached to the Grant of RSUs save and except for the time-based vesting period. The Compensation Committee has also considered the responsibilities and contributions of the INEDs and members of our senior management, and is of the view that performance target is not necessary because (i) the RSUs granted to the INEDs are part of their compensation package under the remuneration policy for the Directors and senior management of the Company; (ii) the absence of performance target for the grant to INEDs is in line with the recommended best practice E.1.9 of Part 2 of the Corporate Governance Code contained in Appendix C1 to the Listing Rules, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; (iii) the value of the RSUs is subject to the future market price of the Shares, which, in turn, depends on the business performance of the Group, to which members of our senior management would directly contribute; and (iv) the RSUs are subject to the vesting period as stated above, which could allow the Company to retain members of our senior management and ensure that they would be motivated to contribute to the Company’s development in the long term.

The vesting of the RSUs granted to the Service Provider will be subject to the achievement of the progress of certain business development related milestones as agreed between the Company and the Service Provider, such as the establishment of business cooperations and partnerships.

Clawback mechanisms	The Grants of RSUs are subject to the clawback mechanism under the 2026 Share Scheme. For details of the clawback mechanism, please refer to the paragraph headed “Lapse or Cancellation of Awards, and Clawback Mechanism” in the Letter from the Board as contained in the circular of the Company dated February 5, 2026 (the “Circular”).

Grant of Options

Details of the Grant of Options are set out below:

Date of the Grant of Options	April 14, 2026 (after trading hours during Hong Kong Time)

Number of Options granted and Grantee	15,000 to an employee of the Group, who are eligible participants pursuant to the 2026 Share Scheme (representing 0.003% of the total number of issued shares of the Company as at the date of this announcement (excluding treasury shares))

Exercise price of Options Granted	Options granted are exercisable into ADSs. The exercise price is US$10.36 per ADS, representing the higher of:

(i)	the closing price per ADS on the Nasdaq on the date of the Grant of Options (i.e. April 14, 2026 (U.S. Eastern Time), being US$10.36); and

(ii)	the average closing price per ADS on the Nasdaq for the five Nasdaq trading days immediately preceding the date of the Grant of Options (being US$9.50).

Closing price of the Class A Ordinary Shares and ADSs on the date of the Grant of Options

HK$78.60 per Class A Ordinary Share, for Class A Ordinary Shares traded on the Stock Exchange on April 14, 2026 (Hong Kong Time).

US$10.36 per ADS, for ADSs traded on the Nasdaq on April 14, 2026 (U.S. Eastern Time).

Vesting period	25% of the Options granted shall vest on the first anniversary of March 31, 2026, and the remaining 75% of the Options granted shall vest equally at the end of each quarter after the first anniversary of March 31, 2026.

The Options granted will be vested in several batches with a total vesting period equal to or more than 12 months. Due to administrative reason, the period between the grant date and the first anniversary of the vesting commencement date is less than 12 months to reflect the time from which the Options would have been granted as permitted by the 2026 Share Scheme. It is a specific circumstance where a shorter vesting period of Options may be permitted as set out in the terms of the 2026 Share Scheme. Notwithstanding such shorter vesting commencement period, the Compensation Committee is of the view that the Grant of Options is appropriate for encouraging them to continuously contribute to the Group’s long term development.

Exercise period	The validity period of the Options shall be ten years from the date of Grant of Options, and the Options shall lapse at the expiry of the validity period.

Performance targets	The vesting of the Options granted is not subject to any performance targets.

Clawback mechanisms	The Grant of Options are subject to the clawback mechanism under the 2026 Share Scheme. For details of the clawback mechanism, please refer to the paragraph headed “Lapse or Cancellation of Awards, and Clawback Mechanism” in the Letter from the Board as contained in the Circular.

There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to the Grantees to facilitate the purchase of the RSUs or Options granted under the 2026 Share Scheme.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, save as disclosed in this announcement, none of the Grantees is a Director, or a chief executive, or a substantial Shareholder, or an associate of any of them. The Grants would not result in a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares, if any) in any 12-month period up to and including the date of the Grants. The Grants are not subject to approval of the Shareholders.

The Grant of RSUs to the INEDs has been approved by the INEDs pursuant to Rule 17.04(1) of the Listing Rules save that each INED has abstained from voting on the relevant resolution relating to the grant of RSUs to himself/herself.

Reasons for and Benefits of the Grants

The purpose of the 2026 Share Scheme is to, among others, recognize and reward eligible persons for their contribution to the Group; and to encourage and retain eligible persons to make contributions to the long-term development of the Group. The Grants are to provide Grantees incentive for the persistent devotions in the development of the Group’s business by further aligning the interests of the Group with them, and to recognize their contributions to the development of the Group.

The Grantees have made significant contributions to the Group and the Directors believe that they are important to the future growth of the Group. In particular, the Service Provider provides business development and consultancy services to the Group which the Board considers to be significant to the Group’s business or otherwise will contribute significantly to the development of the Group’s business performance. The Board considers that the receiving of such services is in the ordinary and usual course of business of the Group, and is of the view that such grant to the Service Provider serves to encourage them to work towards enhancing the value of the Company and the Shares for the benefits of the Company and the Shareholders as a whole, which is in the interest of the long-term development of the Company and aligns with the purposes of the 2026 Share Scheme.

Number of Shares Available for Future Grant

The Grants will be satisfied through utilizing the Class A Ordinary Shares or equivalent ADSs each representing one Class A Ordinary Share registered in the name of the depositary bank, within the plan limit of the 2026 Share Scheme. As at the date of this announcement and following the Grants, a total of 34,350,856 awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Scheme Limit, and a total of 4,060,385 awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Service Providers Limit.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2026 Share Scheme”	the 2026 share scheme adopted by the Company on April 2, 2026

“ADS(s)”	American depositary shares, each representing one Class A Ordinary Share

“Board”	the board of Directors

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring a holder of a Class A ordinary share (1) vote per share on all matters subject to the vote at general meetings of the Company

“Company”	Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016

“Compensation Committee”	the compensation committee of the Company

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company, from time to time

“Grantee(s)”	grantee(s) of the Grants

“Group”	the Company together with its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INEDs”	the independent non-executive Directors of the Company, including Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Option(s)”	a right to subscribe for such number of Class A Ordinary Shares and/or ADSs

“RSU(s)”	restricted share unit(s)

“Scheme Limit”	the total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted under the 2026 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, which shall not exceed 10% of the total number of Shares in issue as at April 2, 2026 (being the date of adoption of the 2026 Share Scheme), i.e. 43,354,155 Class A Ordinary Shares (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares)

“Service Provider”	the service provider which provides business development and consultancy services to the Group, being an eligible participant pursuant to the 2026 Share Scheme, which is a grantee of the Grant of RSUs

“Service Provider Limit”	the total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to service providers under the 2026 Share Scheme, which shall not exceed 1.0% of the total number of Shares in issue as at April 2, 2026 (being the date of adoption of the 2026 Share Scheme), i.e. 4,335,415 Class A Ordinary Shares (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares)

“Share(s)”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

By order of the Board
Pony AI Inc. Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, April 15, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as the executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as the non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as the independent non-executive directors.